UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd.

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

July 25, 2008

Item 3.	News Release

The News Release dated July 25, 2008 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through Marketwire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

Minefinders Corporation Ltd. today reported a delay of its first gold and silver pour at its Dolores gold and silver mine in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 25th day of July, 2008.

SCHEDULE “A”

MINEFINDERS

CORPORATION LTD. Listed on the TSX symbol: MFL Traded on AMEX symbol: MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS REPORTS DELAY TO FIRST GOLD AND SILVER POUR AT DOLORES

July 25, 2008 – Vancouver, British Columbia – Minefinders Corporation (the “Company”) (TSX: MFL/AMEX:MFN) reports that the initial gold and silver pour from its Dolores Mine in Mexico has been delayed from mid-July until later this quarter.

The revised timing for initial gold and silver production will affect previously released production estimates for 2008, but should not have an impact on the production estimates for 2009 and 2010. The Company will provide an updated 2008 production estimate in the second quarter news release and conference call in mid-August, details of which will be communicated when available.

As reported on June 9, first gold and silver production was further delayed to mid-July as a result of an illegal blockade established in May at the Dolores Mine by a fringe group of protestors. During the blockade Minefinders suspended mine operations out of concern for the safety of its employees and contractors.

The blockade was removed after intervention by Mexican authorities and Minefinders briefly resumed mine operations in early June. However, the Company was forced to again curtail operations because of threats of violence from protestors who remained on site. Mine operations fully resumed in early July after police arrived to ensure access and safety for the Company’s employees and contractors. While a small group of protestors remain onsite, the Chihuahua state government has provided the Company with a guarantee of ongoing safe access to the mine. The Company is continuing discussions with the state and federal governments and with the individuals responsible for the protest to come to a definitive long-term resolution.

Construction and Commissioning Update

Construction of all critical processing facilities at Dolores is complete. With over 600 employees and contractors working on site, final commissioning of the process facilities is progressing rapidly. The third tertiary crusher has been commissioned and crushing capacity is nearing the planned 18,000 tonnes per day. Mining rates are at plan levels and leaching is expected to commence within the next three weeks.

“With the continued support of the local community and assurance from the Chihuahua state government of unobstructed access to the mine and the safety of our employees and contractors, mine operations and final commissioning of the process facilities are back on track at Dolores” said Mark Bailey, President and Chief Executive Officer. “Provided there are no further disruptions, we expect to achieve first production of gold and silver this quarter and ramp up to commercial production in the fourth quarter.”

Capital Resources

At June 30, 2008, the Company had available credit and working capital of over $31 million. With initial gold and silver production expected in the third quarter, the Company remains fully funded to complete commissioning of the Dolores Mine, continue the Dolores mill preliminary feasibility study and 2008 exploration programs at Dolores and elsewhere.

Qualified Person

Mark Bailey, MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Mine and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a more than 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to estimates of production, the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated production and costs of production, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 25, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer